William J. Evers

Vice President & Counsel

Tel: 212-314-5027

Fax: 212-314-3953

April 18, 2012

VIA EDGAR CORRESPONDENCE AND OVERNIGHT MAIL

Sonny Oh, Esquire

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

RE:	Separate Account FP of AXA Equitable Life Insurance Company

Post-Effective Amendment No. 13 to Registration Statement on Form N-6

Incentive Life Legacy® II

File Nos.: 333-134307 and 811-04335

Separate Account FP of AXA Equitable Life Insurance Company

Post-Effective Amendment No. 31 to Registration Statement on Form N-6

Incentive Life Optimizer® II

File Nos.: 333-103199 and 811-04335

MONY America Variable Account L of MONY Life Insurance Company of America

Post-Effective Amendment No. 12 to Registration Statement on Form N-6

Incentive Life Legacy® II

File Nos.: 333-134304 and 811-04234

Dear Mr. Oh:

The purpose of this letter is to respond to the staff’s comments to the above-referenced Post-Effective Amendments, provided orally on Friday, April 13, 2012. These Post-Effective Amendments relate to the addition of a new Long-Term Care ServicesSM Rider to three variable universal life policies issued by AXA Equitable Life Insurance Company (“AXA Equitable”) and its affiliate, MONY Life Insurance Company of America (“MONY America”).

Comment 1

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties.

Response 1

We confirm that there are no guarantees or support arrangements with third parties in connection with the variable life insurance policies (and their optional riders) that are contained in the above-referenced registration statements.

Comment 2

Please confirm that a statement of additional information (“SAI”) will be filed on a subsequent Post-Effective Amendment prior to, or on the effective date of, the filing. Consequently, please note that any subsequent filing will be subject to staff review and comments with regard to the SAI.

Response 2

On April 26, 2012, we will file Post-Effective Amendments to the above-referenced registration statements under Rule 485(b). Each registration statement amendment will include a Statement of Additional Information.

Comment 3

Your transmittal letter states that the new rider will become available upon state approval and that the existing rider will continue to be sold in states pending approval of the new rider. Please confirm with the staff that once the new rider is approved and available for sale in a state that the existing rider will no longer be sold in the same state. If true, please explain to the staff how the supplement will be incorporated into the Prospectus and what will become of the disclosure describing the existing rider, i.e., same or different prospectus. If false, please revise the supplement disclosure to indicate that the existing rider will no longer be available.

Response 3

The policy form for the Long-Term Care ServicesSM Rider is currently pending approval in all states in which AXA Equitable and MONY America plan on selling the rider. On or about May 21, 2012, in states where we are approved, the rider that is described in the supplements will replace the rider that is currently described in the prospectus. The rider that is described in the prospectus will not be available to prospective policy owners in approved states. The rider that is described in the prospectus will, however, be available to prospective policy owners in states where the policy form remains pending approval. As a new state approval is obtained, the rider described in the supplements will become the only Long-Term Care ServicesSM Rider available in that state.

It is likely that the prospectuses for the above-referenced variable life insurance policies will be next updated on or about May 1, 2013. Well before the end of 2012, both AXA Equitable and MONY America expect to obtain policy form approvals for the Long-Term Care ServicesSM Rider in all states in which we sell these variable life policies. The main sections or “body” of the Incentive Life Legacy® II and Incentive Life Optimizer® II prospectuses for May 1, 2013 will contain the disclosure for the new version of the Long-Term Care ServicesSM Rider (that is currently described in the supplements). As we look ahead to May 1, 2013, that will be the rider that is available to prospective policy owners. The disclosure relative to the old version of the rider will be placed in a policy variations appendix that will be clearly identifiable for inforce policy owners that are receiving the May 1, 2013 prospectuses as an annual updating document. The disclosure in the appendix, coupled with the actual policy rider that was issued, should provide a clear understanding to an inforce policy owner of what version of the rider applies to them.

SUPPLEMENT

Comment 4

The fourth paragraph indicates that section 1 of the supplement is meant to replace the existing disclosure in the corresponding section of the Prospectus but then it states it will “refer you to other sections of your Prospectus that make mention of the rider.

In light of comment 3 above, please clarify whether the disclosure in the subsequent sections is meant to replace, or are in addition to, the disclosure of the corresponding sections of the Prospectus. For example, if both riders will continue to be sold in the same Prospectus, then section 2 (“Fee table”) and section 6 (narrative of fees) should be provided in addition to the existing rider fee table and disclosure.

In contrast, the disclosure in the first two captions in section 3 of the supplement appears to be disclosure identical to that provided in the corresponding sections of the Prospectus. However, the disclosure under “Change of death benefit option” in section 3 of the supplement is different from that provided in the corresponding section of the Prospectus. Consequently, it is again difficult to discern whether the supplement disclosure is designed to replace or augment the existing Prospectus disclosure.

Therefore, please clarify what disclosure is replacing other disclosure and what disclosure is in addition to the existing Prospectus disclosure.

Response 4

The supplements are designed to contain a detailed description of the new Long-Term Care ServicesSM Rider and make appropriate cross-references to sections of the prospectus that disclose how taking certain actions under the policy may impact the Long-Term Care ServicesSM Rider. Also, there are actions under the Long-Term Care ServicesSM Rider that may impact other provisions and/or riders under the policy. In response to this comment, we will preface all disclosure with a italicized statement to let the investor know whether the disclosure in the supplement is replacing existing Prospectus disclosure or simply restating what is already in the prospectus It is our position that the supplements now provide a clear description of the rider and eliminates the need for an investor to page through the underlying variable life insurance product prospectus unnecessarily.

Comment 5

For clarity, please consider breaking the maximum total benefits discussion (beginning in the last paragraph of the first page) into separate paragraphs to address, respectively, Option A and Option B.

Response 5

In response to this comment, we have revised the disclosure in the supplements accordingly.

Comment 6

The first full sentence on page 2 states the acceleration % for Option B. Please state the acceleration percentage for Option A.

Response 6

The initial long-term care specified amount is equal to the face amount of the base policy at issue multiplied by the acceleration percentage. For policies with death benefit Option A, the policy owner can select an acceleration percentage between 20% and 100%. For policies with death benefit Option B, the acceleration percentage is always 100%. We have revised the disclosure in the supplements accordingly.

Comment 7

AXA Equitable Life Insurance Company is the depositor for the registration statement. Therefore, in the section sentence of the second paragraph on page 2, please delete “AXA Equitable Life Insurance Company” as an affiliate. (This comment is not applicable to the supplement for AXA Equitable’s Incentive Life Optimizer II policy.)

Response 7

The supplement for Incentive Life Legacy will be used for two affiliated issuers – AXA Equitable and MONY America. When the supplement is used with an AXA Equitable policy, MONY America would be appropriately referred to as an affiliate. The opposite holds true when the supplement is being used with a MONY America policy.

Comment 8

In item 2 of 2 on page 2, please provide the reader some basis for knowing what the daily “HIPAA” limit might be.

Response 8

The daily HIPAA limit is published by the Internal Revenue Service and is included in the section of the policy annual report to the policy owner. We have revised the disclosure in the supplements accordingly.

Comment 9

For clarity, please revise the second to last sentence under “Elimination period” on page 2 or confirm with the staff that the disclosure is accurate, i.e. the disclosure suggests that if you meet the requirement on, for example, January 1, 2012, if you do not reach 90 days by December 31, 2013, you will never exit the elimination period even if the 90 days is met during calendar year 2014.

Response 9

The disclosure is accurate. If the elimination period is not satisfied within a consecutive period of 24 months, the claim for benefits under the rider will be denied and a new claim must be submitted. We have added new disclosure to this section of the supplement to make this clear to the investor.

Comment 10: Paid up death benefit guarantee (Page 7)

Please specify that upon the effective date of this guarantee, the Long-Term Care ServicesSM Rider automatically terminates. (See last paragraph under “Paid up death benefit guarantee” preceding the “Possible reduction of face amount” sub-caption on page 38 of the Prospectus.

However, please note that this statement appears to conflict with the second-to-last sentence under “Termination of this guarantee” on Page 39 of the Prospectus. (Please note that this does not apply to Incentive Life Optimizer II policy).

Response 10

If the Paid-up death benefit guarantee is elected, the Long-Term Care ServicesSM Rider will automatically terminate. If we make payment under the Long-Term Care ServicesSM Rider, the Paid-up death benefit guarantee will terminate. We have revised the disclosure in both supplements to make this clear.

PART C

Comment 11

With respect to the exhibits provided pursuant to Item 26.d, please confirm and indicate where the exhibits for the new Long-Term Care ServicesSM Rider and Nonforfeiture Benefit have been, or will be, provided. (Exhibit 26.d(x) is for the existing Long-Term Care ServicesSM Rider.)

Response 11

As noted in Response 2. above, we will file Post-Effective Amendments to the above-referenced registration statements under Rule 485(b) on April 26, 2012. Each registration statement amendment will include exhibits, including the policy form for the Long-Term Care ServicesSM Rider.

Comment 12

Please provide “Tandy” representations and a response letter for this filing in the form of EDGAR correspondence.

Response 12

Tandy representations for the above-referenced filings are included below. This letter, that represents the staff’s comments and responses to each, will be filed via EDGAR correspondence.

* * * * *

On behalf of the Company and the Registrant, we hereby make the representations below regarding the Amendments:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendments and the Registration Statements;

•

Comments by the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments on the Amendments do not foreclose the Commission from taking any action with respect to the Amendments or the Registration Statements; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-314-5027 or Christopher E. Palmer at 202-346-4253 of Goodwin Procter LLP, if you have any questions.

Very truly yours,

William J. Evers

cc:	Christopher E. Palmer, Esq.

Goodwin Procter LLP

AXA Equitable Life Insurance Company

MONY Life Insurance Company of America

Supplement Dated May 18, 2012 to the current prospectus for

Incentive Life Legacy® II

This Supplement updates certain information in the most recent prospectus and statement of additional information you received and in any supplements to that prospectus and statement of additional information (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged and the Prospectus is hereby incorporated by reference. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to describe the new version of the Long-Term Care ServicesSM Rider that is available on or about May 21, 2012, subject to approval in your state. If available, the Long-Term Care ServicesSM Rider described in this Supplement replaces the prior version of the rider that is described in your current Prospectus under “More information about policy features and benefits.” This Supplement makes references to the corresponding sections of your current prospectus. Please note the following changes described below.

In states where approved, an optional rider may be added to your policy at issue that provides an acceleration of the policy’s death benefit in the form of monthly payments if the insured becomes chronically ill and is receiving qualifying long-term care services in accordance with a plan of care. This is our Long-Term Care ServicesSM Rider. The monthly charge for this rider varies based on the individual characteristics of the insured, the benefit percentage you select and whether you select the rider with or without the optional Nonforfeiture Benefit. You can terminate this rider after your first policy year.

This Supplement is organized so that we can first describe the new version of the Long-Term Care ServicesSM Rider. The information in the Item 1 of this Supplement replaces, in its entirety, the description of the previous version of the rider in your current Prospectus. Following the description of the new version of the rider, we then refer you to other sections of the Prospectus and describe whether the information in those sections, as it relates to the Long-Term Care ServicesSM Rider, has changed.

1.	Long-Term Care ServicesSM Rider

The information for the Long-Term Care ServicesSM Rider below replaces, in its entirety, the information in your Prospectus under “More information about policy features and benefits”.

The rider provides for the acceleration of the policy death benefit as a payment of a portion of the policy’s death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care.(1) Benefits accelerated under this rider will be treated as a lien against policy values unless benefits are being paid under the optional Nonforfeiture Benefit. While this rider is in force, policy face amount increases and death benefit option changes from Option A to Option B are not permitted.

An individual qualifies as “chronically ill” if they have been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services in accordance with a plan of care; 2) proof that the “elimination period,” as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. In order to continue monthly benefit payments, we require recertification by the U.S. licensed health care practitioner every twelve months from the date of the initial or subsequent certification that the insured person is still a chronically ill individual receiving qualified long-term care services in accordance with a plan of care. Otherwise, unless earlier terminated due to a change in status of the insured, benefit payments will terminate at the end of the twelve month period. This rider may not cover all of the costs associated with long-term care services during the insured person’s period of coverage.

The monthly charge for this rider varies based on the insured person’s sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected and whether you selected the rider with or without the optional Nonforfeiture Benefit. See “Risk/benefit summary: Charges and expenses you will pay” above for more information on the charges we deduct for this rider.

If the net policy value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. While monthly benefits under the Long-Term Care ServicesSM Rider are being paid, we will waive the monthly charge for the Long-Term Care ServicesSM Rider.

We will pay up to the maximum total benefit for qualified long-term care services for the insured person for the duration of a period of coverage.

(1)	For a more complete description of the terms used in this section and conditions of this rider please consult your rider policy form

#284507

For policies with death benefit Option A, the maximum total benefit is equal to the current long-term care specified amount as of the first day of a period of coverage. For policies with death benefit Option A, the initial long term care specified amount is equal to the face amount of the base policy at issue multiplied by the acceleration percentage. You can select an acceleration percentage between 20% and 100%.

For policies with death benefit Option B, the maximum total benefit is equal to the current long-term care specified amount, plus the policy account value, as of the first day of a period of coverage. For policies with death benefit Option B, the initial long term care specified amount is equal to the face amount of the base policy multiplied by 100%. You do not select an acceleration percentage.

This amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount will reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount multiplied by the acceleration percentage selected, or (b) the long-term care specified amount immediately prior to the face amount decrease. If you selected death benefit Option A, any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the amount of the withdrawal. The maximum monthly benefit in either case will then be equal to the new long-term care specified amount multiplied by the acceleration percentage. If you selected death benefit Option B, the current long-term care specified amount will not be reduced.

The maximum monthly benefit is the maximum amount we or an affiliated company will pay in a month for qualified long-term care services for the insured person. Affiliates include AXA Equitable Life Insurance Company, AXA Equitable Life and Annuity Company, MONY Life Insurance Company, MONY Life Insurance Company of America, and U.S. Financial Life Insurance Company. The maximum monthly benefit payment amount that you can purchase from the issuer and its affiliates is limited to $50,000 per month, per insured person. At issue, the maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage selected. After that, the maximum monthly benefit is equal to the maximum total benefit as of the first day of the first period of coverage, multiplied by the benefit percentage selected.

•	If you selected death benefit Option A, the maximum total benefit is equal to the current long-term care specified amount on the first day of the period of coverage.

•	If you selected death benefit Option B, the maximum total benefit is equal to the current long-term care specified amount, plus the policy account value, on the first day of a period of coverage.

This amount may change due to subsequent policy transactions. See below for maximum monthly payment limitations.

Each month, the monthly benefit payment (a portion of which may be applied to repay an outstanding policy loan) for qualified long-term care services for the insured person is the lesser of:

1.	the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or

2.	the monthly equivalent of 200% (100% in the State of New York) of the per day limit allowed by the Health Insurance Portability and Accountability Act or “HIPAA.” (We reserve the right to increase this percentage.) To find out the current per day limit allowed by HIPAA, go to www.irs.gov. We may also include this information in your policy’s annual report.

We will pay a proportionate amount of the monthly benefit payment for services rendered for less than a full month.

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage, accumulated at 0% interest. We subtract the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. For the purposes of determining the cash surrender value of this policy, the policy face amount and the unloaned policy account value will be reduced by a percentage. For policies with death benefit Option A, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount. For policies with death benefit Option B, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount, plus the unloaned policy account value, when the insured person is no longer receiving monthly benefits. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount. Any applicable surrender charge will be reduced on a pro rata basis for the portion of the policy face amount that we have accelerated to date. However, the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

•  Elimination period.  The Long-Term Care ServicesSM Rider has an elimination period that is the required period of time while the rider is in force that must elapse before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Generally, benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. The elimination period can be satisfied by any combination of days of a long-term care facility stay or days of home health care. The days do not have to be continuous, but the elimination period must be satisfied within a consecutive period of 24 months starting with the month in which such services are first provided. If the elimination period is not satisfied within this time period, you must submit a new claim for benefits under this rider. The elimination period must be satisfied only once while this rider is in effect.

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•  Period of coverage.  The period of coverage is the period of time during which the insured person receives services that are covered under the Long-Term Care ServicesSM Rider and for which benefits are payable. This begins on the first day covered services are received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

1.	the date that we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

2.	the date we determine you are no longer eligible to receive benefits in accordance with the terms of this rider;

3.	the date when you request that we terminate benefit payments under this rider;

4.	the date the accumulated benefit lien amount equals the current maximum total benefit (or if your coverage is continued as a Nonforfeiture benefit, the date the maximum total Nonforfeiture benefit has been paid out);

5.	the date that you surrender the policy (except to the extent any Nonforfeiture Benefit you may have under the rider);

6.	the date we make a payment under the living benefits rider (for terminal illness); or

7.	the date of death of the insured person.

During a period of coverage:

1.	Partial withdrawals, face amount decreases and premium payments are not permitted.

2.	Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment—including any loan repayment. The accumulated benefit lien amount will be deducted from the policy death benefit in determining the benefit we pay.

3.	If there is an outstanding policy loan (and accrued loan interest) at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the maximum total benefit that we have not accelerated to date.

4.	The loan extension and paid up death benefit guarantee endorsements will no longer be applicable at any time once benefits are paid under this rider.

5.	Transfers of any unloaned policy account value allocated to the guaranteed interest option to the variable investment options are permitted. We do, however, reserve the right to restrict the variable investment options available to you during a period of coverage. If we exercise this right, we will notify you of such restrictions in advance.

After a period of coverage ends:

1.	The base policy face amount of the policy and the unloaned policy account value will each be reduced by a percentage. For policies with death benefit Option A, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount. For policies with death benefit Option B, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount, plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

2.	The long-term care specified amount will be reduced by a percentage equal to the accumulated benefit lien amount, divided by the maximum total benefit. If after this calculation, the long-term care specified amount would be greater than the base policy face amount, the long-term care specified amount will be further reduced to the policy face amount.

3.	Any applicable surrender charges will be reduced on a pro rata basis for the portion of the policy face amount that we have accelerated.

4.	The maximum monthly benefit will not be reduced.

5.	The premium fund values that are used by us to determine whether a guarantee against policy lapse or a guarantee of death benefit protection is in effect will also be reduced pro rata to the reduction in the base policy face amount.

6.	Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

7.	The accumulated benefit lien amount is reset to zero.

The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to the total unloaned value in your policy account.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire maximum total benefit has been paid out, the period of coverage will end, this rider will terminate and the policy may terminate.

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•  Rider termination.  This rider will terminate, and no further benefits will be payable (except, where applicable, as may be provided under the “Extension of Benefits” and the “Nonforfeiture Benefit” provisions of this rider), on the earliest of the following:

1.	at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;

2.	upon termination or surrender of the policy;

3.	the date of the insured person’s death;

4.	the date when the accumulated benefit lien amount equals the maximum total benefit amount;

5.	the effective date of the election of the paid up death benefit guarantee;

6.	the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date);

7.	the date the policy goes on loan extension; or

8.	on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider.

If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.

•  Extension of benefits.  If your policy lapses, terminating this rider, while the insured person is confined in a long-term care facility but before any rider benefits have been paid for a current period of coverage, benefits for that confinement may be payable provided that the confinement began while this rider was in force and the confinement continues without interruption after the policy lapses. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement (in this case, the maximum total benefit will be reduced by rider benefits that have been paid out); (b) the date the maximum total benefit has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.

Nonforfeiture Benefit

For a higher monthly charge, you can elect the Long-Term Care ServicesSM Rider with the Nonforfeiture Benefit. The Nonforfeiture Benefit continues coverage under the rider in a reduced benefit amount in situations where (a) the Long-Term Care ServicesSM Rider would otherwise terminate; (b) you have not already received benefits that equal or exceeded the total charges paid for the rider with the Nonforfeiture Benefit; and (c) your policy and Long-Term Care ServicesSM Rider were inforce for at least three policy years.

While the Nonforfeiture Benefit is in effect, all of the provisions of the Long-Term Care ServicesSM Rider remain applicable to you. The maximum total Nonforfeiture Benefit will be the greater of:

(a)	One month’s maximum monthly benefit under the Long-Term Care ServicesSM Rider on the date the Nonforfeiture Benefit period begins; and

(b)	The sum of all charges paid for the Long-Term Care ServicesSM Rider (with the Nonforfeiture Benefit). This amount excludes any charges that may have previously been waived.

The maximum total Nonforfeiture Benefit will be reduced (but not below zero) by all monthly benefit payments paid under the rider, including any payments made under the “Extension of Benefits” provision. Also, the maximum total Nonforfeiture benefit will not exceed the maximum total benefit under the rider.

Coverage under the Nonforfeiture Benefit begins on the date the Long-Term Care ServicesSM Rider would otherwise terminate for one of the following reasons (unless benefits are being continued under the “Extension of Benefits” provision of the rider):

(1)	We receive your written request to terminate the Long-Term Care ServicesSM Rider;

(2)	You surrender your policy;

(3)	Your policy terminates without value at the end of a grace period; or

(4)	You elect a Paid Up death benefit guarantee.

If benefits are being continued under the “Extension of Benefits” provision of the rider, the Nonforfeiture Benefit begins on the date the insured is discharged from a long-term care facility.

Once in effect, the Nonforfeiture benefit will continue long-term care coverage under a paid-up status until the earliest of (a) the death of the insured, and (b) the date the maximum total Nonforfeiture benefit has been paid out and reduced to zero during a period of coverage. If coverage is continued under the Nonforfeiture benefit, you will receive additional information regarding the benefit, including the maximum total Nonforfeiture benefit amount.

For tax information concerning the Long-Term Care ServicesSM Rider, see “Tax information” earlier in this prospectus.

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2.	Risk/benefit summary: Charges and expenses you will pay

The fee information for the Long-Term Care ServicesSM Rider below replaces, in its entirety, the fee information in your Prospectus.

Periodic charges other than underlying trust portfolio operating expenses
Charge	When charge is deducted	Amount deducted

Long-Term Care ServicesSM Rider(2)	Monthly

Charge per $1,000 of the amount for which we are at risk:(3)

With the optional Nonforfeiture Benefit:

Highest: $2.94

Lowest: $0.25

Representative: $0.53(1)

Without the optional Nonforfeiture Benefit:

Highest: $2.67

Lowest: $0.22

Representative: $0.49(1)

(1)	This representative amount is the rate we guarantee for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class. This charge varies based on the individual characteristics of the insured and the benefit percentage you choose and may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics.
(2)	Not applicable after the insured person reaches age 121.
(3)

Our amount “at risk” for this rider depends on the death benefit option selected under the policy. See “More information about policy features and benefits — Long-Term Care ServicesSM Rider” earlier in this Supplement.

3.	Risk/benefit summary: Policy features, benefits and risks

The minimum amount of premiums you must pay

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

Policy “lapse” and termination.  Your policy will lapse (also referred to in your policy as “default”) if your “net policy account value” is not enough to pay your policy’s monthly charges when due unless you are receiving monthly benefit payments under the Long-Term Care ServicesSM Rider.

You can elect a “paid up” death benefit guarantee

The information below regarding the paid up death benefit guarantee and the Long-Term Care ServicesSM Rider replaces, in its entirety, the information in this section of your Prospectus.

If you elect the paid up death benefit guarantee, the Long-Term Care ServicesSM Rider will automatically terminate. If we make payment under the Long-Term Care ServicesSM Rider, the paid up death benefit guarantee will terminate.

Our paid up death benefit guarantee is not available if you received monthly benefit payments under the Long-Term Care ServicesSM Rider. Also, election of a paid up death benefit guarantee will terminate any Long-Term Care ServicesSM Rider.

Other adjustments to death benefit

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. Under the Long-Term Care ServicesSM Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit. Please see “Long-Term Care ServicesSM Rider” earlier in this Supplement.

Change of death benefit option

The information below regarding changing the policy’s death benefit replaces, in its entirety, the information in this section of your Prospectus.

You may not change the death benefit option from Option A to Option B under the policy while the Long-Term Care ServicesSM Rider is in effect. Changes from Option B to Option A are permitted.

You can increase or decrease your insurance coverage

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

We can refuse or limit any requested increase or decrease. We will not approve any increase while the Long-Term Care ServicesSM Rider is in effect. Also, we will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Long-Term Care ServicesSM Rider.

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Accessing your money

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

The cash surrender value available for loans is reduced on a pro rata basis for the portion of policy face amount accelerated to date but not by more than the accumulated benefit lien amount. We will charge interest on the amount of the loan. See “Borrowing from your policy” in your prospectus for more information.

Partial withdrawals are not permitted if you are receiving monthly benefit payments under the Long-Term Care ServicesSM Rider.

4.	Accessing your money

Borrowing from your policy

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

The amount you can borrow will be reduced for any monthly payments you have received under the Long-Term Care ServicesSM Rider.

Paying off your loan.  Any payment received while you are receiving monthly payments under the Long-Term Care ServicesSM Rider, will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

If you are to receive monthly benefit payments under the Long-Term Care ServicesSM Rider, a percentage of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

Loan extension (for guideline premium test policies only)

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

Loan Extension is a feature that can protect against lapse of your policy due to an outstanding policy loan in certain circumstances. However, Loan Extension is not available if you have received a payment under the Long-Term Care ServicesSM Rider.

When a policy goes on loan extension all additional benefit riders and endorsements will terminate, including the Long-Term Care ServicesSM Rider.

Making withdrawals from your policy

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy and before the policy anniversary nearest to the insured’s attained age 121, provided you are not receiving monthly benefit payments under the Long-Term Care ServicesSM Rider. If you elected the Long-Term Care ServicesSM Rider, a partial withdrawal will reduce the current long term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal amount.

Surrendering your policy for its net cash surrender value

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

You can surrender (give us back) your policy for its “net cash surrender value” at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any outstanding lien amount on account of monthly benefit payments made under the Long-Term Care ServicesSM Rider.

Your option to receive a terminal illness living benefit

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

If you receive a living benefit on account of terminal illness, the Long-Term Care ServicesSM Rider for chronic illness benefits, if inforce, will terminate and no further benefits will be payable under the Long-Term Care ServicesSM Rider. Long-Term Care ServicesSM Rider charges will also stop.

5.	Tax information

The tax information for the Long-Term Care ServicesSM Rider below replaces, in its entirety, the tax information in this section of your Prospectus.

Tax treatment of living benefits rider or Long-Term Care ServicesSM Rider under a policy with the applicable rider

Living benefits rider.  Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living bene-

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fits rider meet the tax law’s definition of terminally ill under section 101(g) of the Code and can qualify for this income tax exclusion. The owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with respect to the life of the insured person by reason of the insured person being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer.

Long-Term Care ServicesSM Rider.  Benefits received under the Long-Term Care ServicesSM Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. Receipt of these benefits may be taxable and may reduce your investment in the policy. Generally income exclusion for all payments from all sources with respect to an insured person will be limited to the higher of the HIPAA per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

The Long-Term Care ServicesSM Rider is intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code. Charges for the Long-Term Care ServicesSM Rider are generally not considered deductible for income tax purposes. Assuming the rider qualifies as intended, charges will reduce your investment in the policy for income tax purposes (but not below zero) but will not be taxable.

Any adjustments made to your policy death benefit, face amount and other values as a result of Long-Term Care ServicesSM Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

It is not clear whether the exception for accelerated death benefits on account of terminal illness for owners whose insurable interests arise from business-type policies applies to benefits under a qualified long-term care insurance policy. If the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee to the provider of medical care.

More information about policy features and benefits

Guarantee premium test for no lapse guarantee

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

Guarantee premiums.  The amounts of the monthly guarantee premiums for the no lapse guarantee are set forth in your policy. The amounts of the monthly guarantee premiums for any elected extended no lapse guarantee rider are set forth in your policy if your death benefit option is Option A. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person’s risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a no lapse guarantee period or the extended no lapse guarantee period beyond its original number of years.

Paid up death benefit guarantee

The information below regarding the paid up death benefit guarantee and the Long-Term Care ServicesSM Rider replaces, in its entirety, the information in this section of your Prospectus.

If you elect the paid up death benefit guarantee, the Long-Term Care ServicesSM Rider will automatically terminate. If we make payment under the Long-Term Care ServicesSM Rider, the paid up death benefit guarantee will terminate.

6.	More information about certain policy charges

The information below regarding the charge for the Long-Term Care ServicesSM Rider replaces, in its entirety, the information in this section of your Prospectus.

•  Long-Term Care ServicesSM Rider.  If you choose this rider without the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.22 and $2.67 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month. If you choose this rider with the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.25 and $2.94 per $1,000 of the amount for which we are at risk under the rider. We will deduct this charge until the insured reaches age 121 while the rider is in effect, but not when rider benefits are being paid. The net amount at risk under the rider depends on the death benefit option selected under the policy. For policies with death benefit Option A, the net amount at risk for the rider is the lesser of (a) the current policy face amount, minus the

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policy account value (but not less than zero); and (b) the current long-term care specified amount. For policies with death benefit Option B, the net amount at risk for the rider is the current long-term care specified amount.

If you continue coverage under the Nonforfeiture Benefit, the charge for the rider will no longer apply.

7.	More information about procedures that apply to your policy

You can change your policy’s insured person

The reference to the Long-Term Care ServicesSM Rider in this section of your Prospectus remains unchanged. For your convenience, the information regarding the rider is restated below.

After the policy’s second year, we will permit you to request that a new insured person replace the existing one subject to our rules then in effect. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person’s insurance risk characteristics. In addition, any no lapse guarantee and Long-Term Care ServicesSM Rider will terminate.

Copyright 2012 AXA Equitable Life Insurance Company and MONY Life Insurance Company of America.

All rights reserved. Incentive Life Legacy is

a registered trademarks of AXA Equitable Life Insurance Company.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

#284507